VIA EDGAR

February 10, 2011

Mr. Craig Wilson

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Websense, Inc.
Item 4.02 Form 8-K
Filed February 1, 2011
File No. 000-30093

Ladies and Gentlemen:

On behalf of Websense, Inc. (“Websense” or the “Company”) this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 4, 2011, with respect to the Company’s Current Report on Form 8-K filed on February 1, 2011 (the “8-K”).

We note your disclosures in your Form 10-K for the fiscal year ended December 31, 2009 that management concluded that the material weaknesses previously disclosed in your amended Form 10-K for the fiscal year ended December 31, 2008 and amended Forms 10-Q for the quarterly periods from January 1, 2009 through September 30, 2009 had been remediated. Considering the nature of the error identified in this Form 8-K, please tell us whether you reconsidered the adequacy of management’s previous conclusions regarding the effectiveness of disclosure controls and procedures and additionally, internal control over financial reporting, as of December 31, 2009. See Items 307 and 308 of Regulation S-K.

We confirm that management reassessed the adequacy of its previous conclusions regarding the effectiveness of the Company’s disclosure controls and procedures and its internal control over financial reporting as of December 31, 2009 in light of the error in the computation of our income tax provision that was identified in the fourth quarter of 2010. Upon reassessment, management concluded that the Company’s disclosure controls and procedures and internal control over financial reporting were not effective as of December 31, 2009, and that the Company had a material weakness relating thereto for the year ended December 31, 2009 and for the periods from January 1, 2010 through September 30, 2010. The material weakness was subsequently remediated and the Company’s disclosure controls and procedures and its internal control over financial reporting were effective as of December 31, 2010. As our representatives discussed with

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the Staff (Mr. Craig Wilson and Ms. Jennifer Fugario) in two telephone conversations on February 8, we will include disclosures relating to this reassessment and management’s conclusions in our Annual Report on Form 10-K for the year ended December 31, 2010, which we plan to file today.

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In providing this response, I confirm that the Company is responsible for the adequacy and accuracy of the disclosures in all of its filings under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. I acknowledge that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (858) 320-8091 with any questions or further comments regarding our responses to the Staff’s comments.

WEBSENSE, INC.

/S/ MICHAEL NEWMAN

Michael Newman

Senior Vice President, General Counsel and Secretary

cc:	Gene Hodges, CEO, Websense, Inc.
Art Locke, CFO, Websense, Inc
Websense, Inc. Audit Committee
Barbara Borden, Esq. – Cooley LLP
Robert Bruning – Ernst & Young

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